

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

George J. Leimer
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

> **Re: RSE Collection, LLC**
> **Post Qualification Amendment No. 15 to Form 1-A**
> **Filed April 13, 2022**
> **File No. 024-11584**

Dear Mr. Leimer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 15 to Form 1-A filed April 13, 2022

General

1. We have reviewed the test the waters materials for some of your prior offerings, and it is unclear how you selected the comparable assets included in the comparable asset value charts included in such materials. Please explain how you selected the comparable assets for the following offerings:

   - Mutant Ape #857 NFT
   - MEEBIT #7985 NFT
   - Welding Goggles Cryptopunk # 2981 NFT
   - World of Women #2221 NFT
   - JetPack Bored Ape Kennel Club #7820 NFT
   - 04 S.I. For Kids Michael Phelps Rookie Card

- 20 Topps Max Verstappen Signed Triple Patch Card
- 89 Ken Griffey Jr. Debut Ticket

Please tell us whether you used the method on selecting comparable assets that was provided to us in connection with our review of RSE Innovation, LLC's post-qualification amendment no. 2 to Form 1-A. If so, please explain how the method applied for each offering. If not, please tell us why not and explain how you selected the comparable assets.

2. Please revise your comparable asset value charts to address the following:

- Please indicate that the chart includes only asset values for the particular asset, where applicable.
- Please include labels on the x and y axis so that potential investors can understand the time period and price covered by the graph. We note that the use of the "1M," "3M," "6M," and "1Y" labels along the x axis appear to indicate that the graph covers a period of one year, when in fact most of the graphs cover a much longer timeframe.

3. We note that the similar asset sales chart in the test the waters material for #WOW6586, including those available on the Rally Rd. app, indicates that 82 comparable transactions are included, when we note that the comparable asset graph that you submitted as an exhibit to post-qualification amendment no. 12 indicates that the are four comparable transactions. Please advise.

4. We note that the test the waters materials filed as exhibits include a section entitled "Coming Soon" with the language required by Rule 255 of Regulation A. However, we are unable to locate such language in the test the waters materials used on the Rally Rd app. Please advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services